UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

Viropro, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

928242205

(CUSIP Number)

Edward F. Schiff
Sheppard Mullin Richter & Hampton LLP
1300 I Street, NW, 11th Floor East
Washington, DC 20005-3314
(202) 218-0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928242205

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THG Capital Sdn Bhd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 183,844,2111
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 183,844,2111
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,844,2111
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒2
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO
 ________________

1  See Items 4 through 6 of this Statement on Schedule 13D. As more fully described in Items 4 through 6 of this Statement on Schedule 13D, THG Capital Sdn Bhd and certain other beneficial owners of the shares of common stock identified herein may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) by virtue of the letter such beneficial owners sent to Dr. Rajiv Datar, the president and chief executive officer of, and a member of the board of directors of, the issuer as described in Item 4 of this Statement on Schedule 13D. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by THG Capital Sdn Bhd that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of common stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2  See Item 5 of this Statement on Schedule 13D.

CUSIP No. 928242205

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spring Hill Bioventures Sdn Bhd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 340,097,1243
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 340,097,1243
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,097,1243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒4
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO
____________________
3  See Items 4 through 6 of this Statement on Schedule 13D. As more fully described in Items 4 through 6 of this Statement on Schedule 13D, Spring Hill Bioventures Sdn Bhd and certain other beneficial owners of the shares of common stock identified herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the letter such beneficial owners sent to Dr. Rajiv Datar, the president and chief executive officer of, and a member of the board of directors, of the issuer as described in Item 4 of this Statement on Schedule 13D. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Spring Hill Bioventures Sdn Bhd that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of common stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

4  See Item 5 of this Statement on Schedule 13D.

Item 1. Security and Issuer

The class of equity to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (the “Common Stock”), of Viropro, Inc., a Nevada corporation (the “Issuer”), which has its principal place of business at 4199 Campus Drive, Suite 550, Irvine, California, 92612.

Item 2. Identity and Background

(a)           This Schedule 13D is filed by THG Capital Sdn Bhd, a company with limited liability incorporated in Malaysia (“THG”), and Spring Hill Bioventures Sdn Bhd, a company with limited liability incorporated in Malaysia (“Spring Hill” and, together with THG, the “Reporting Persons”).

(b)           The principal business of the Reporting Persons is set forth below:

THG:	50-07-02, 7th Floor, Wisma UOA Damansara, No.50, Jalan Dungun, Damansara Heights, 50490 Kuala Lumpur, West Malaysia
Spring Hill:	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia

(c)           The present principal occupation or employment (and the principal business and address of any corporation or organization in which such employment is conducted) is as follows for each of the Reporting Persons:

THG:	To invest primarily in equity and equity-related securities with the objective of achieving capital appreciation primarily through disposal of such investments.
Spring Hill:	Is a venture capital fund company focused on investing in biotechnology companies.

(d) and (e)  During the past five years, none of the Reporting Persons has been, and to the best of the Reporting Persons’ knowledge, none of the directors of the Reporting Persons set forth in Annex A attached hereto has been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of THG and Spring Hill are companies with limited liability incorporated in Malaysia.

The name, citizenship, present principal occupation or employment and business address of each director of THG and Spring Hill are set forth in Annex A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

THG and Spring Hill were former equity owners of Alpha Biologics Sdn. Bhd. (“Alpha”). The Issuer acquired Alpha in July 2011. In exchange for their equity interests in Alpha, THG and Spring Hill received the 183,844,211 and 340,097,124, respectively, shares of Common Stock reported in this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes.

On June 15, 2012, the Reporting Persons sent to Dr. Rajiv Datar, the president and chief executive officer of, and a member of the board of directors of the Issuer (the “Board of Directors”) a letter, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer’s governing documents, revisions to the Issuer’s capitalization or dividend policy, extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b)           The responses to Items 7 through 13 of pages 2 and 3 of this Schedule 13D are incorporated herein by reference.

By virtue of the letter sent to Dr. Datar described in Item 4 of this Schedule 13D, THG may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 183,844,211 shares of Common Stock beneficially owned by THG, the 340,097,124 shares of Common Stock beneficially owned by Spring Hill and the 1,000,000 shares of Common Stock beneficially owned by Cynthia Ekberg Tsai (“Tsai”), which 1,000,000 shares of Common Stock are reported separately from this Schedule 13D. THG disclaims beneficial ownership of the shares of Common Stock beneficially owned by such other persons.

By virtue of the letter sent to Dr. Datar described in Item 4 of this Schedule 13D, Spring Hill may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 340,097,124 shares of Common Stock beneficially owned by Spring Hill, the 183,844,211 shares of Common Stock beneficially owned by THG and the 1,000,000 shares of Common Stock beneficially owned by Tsai. Spring Hill disclaims beneficial ownership of the shares of Common Stock beneficially owned by such other persons.

The 183,844,211 shares of Common Stock beneficially owned by THG, the 340,097,124 shares of Common Stock beneficially owned by Spring Hill and the 1,000,000 shares of Common Stock beneficially owned by Tsai represent, in the aggregate, 57.3% of the Common Stock outstanding. The percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 916,089,570 shares of Common Stock outstanding as of November 30, 2011, as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2010 filed by the Issuer with the Securities and Exchange Commission on December 19, 2011.

(c)           None of the Reporting Persons nor, to their knowledge, any person listed on Annex A or named in Item 5(a), has effected any transaction in the Common Stock during the past 60 days.

(d)           The Reporting Person knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e)           Not applicable.

To the knowledge of the Reporting Persons and except as described in this Item 5, none of the persons listed on Annex A beneficially owns any shares of the Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Annex A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.   Exhibit 99.1 - Letter dated June 15, 2012

2.   Exhibit 99.2 - Joint Filing Agreement dated as of June 28, 2012

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2012		THG Capital Sdn Bhd

	By:	/s/ Yau Kim Yung
	Name:	Yau Kim Yung
	Title:	Director

Dated: June 28, 2012		Spring Hill Bioventures Sdn Bhd

	By:	/s/ Dr. Raja Lope bin Raja Shahrome
	Name:	YM Dr Raja Lope bin Raja Shahrome
	Title:	Chairman

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director and executive officer of each of THG and Spring Hill, respectively.

THG

Name	Citizenship	Principal Occupation	Business Address

LEI LIN THAI	MALAYSIAN	MANAGING DIRECTOR	50-07-02, 7th Floor, Wisma UOA Damansara, No. 50, Jalan Dungun, Damansara Heights, 50490 Kuala Lumpur, West Malaysia

YAU KIM YUNG	MALAYSIAN	DIRECTOR	50-07-02, 7th Floor, Wisma UOA Damansara, No. 50, Jalan Dungun, Damansara Heights, 50490 Kuala Lumpur, West Malaysia

Spring Hill

Name	Citizenship	Principal Occupation	Business Address
YM DR RAJA LOPE BIN RAJA SHAHROME	MALAYSIAN	CHAIRMAN OF SPRING HILL	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia

AMIRUL FARES BIN WAN ZAHIR	MALAYSIAN	DIRECTOR AND HEAD OF RESEARCH, KHAZANAH NASIONAL BERHAD	Level 33 Tower 2, Petronas Twin Towers, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia

ANG POK KONG	MALAYSIAN	MANAGING PRINCIPAL, AFFILION ADVISORY SDN BHD	C-1-9 Plaza Damas 3, 63 Jalan Sri Hartamas 1, Sri Hartamas, 50480 Kuala Lumpur